Better.com
1 World Trade Center, 80th Floor
New York, NY 10007
May 5, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Better Home & Finance Holding Company
Registration Statement on Form S-3
File No. 333-295143
Ladies and Gentlemen:
Better Home & Finance Holding Company (the “Company”) respectfully requests under Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern time on May 7, 2026, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Justin W. McKithen of Jones Day by a telephone call to (404) 581-8154.

Please contact Justin W. McKithen of Jones Day at (404) 581-8154 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

BETTER HOME & FINANCE
HOLDING COMPANY

/s/ Paula Tuffin
Name: Paula Tuffin
Title: General Counsel, Chief Compliance Officer & Corporate Secretary